Mail Stop 4561

February 26, 2007

Mr. Sim Wong Hoo
Chief Executive Officer
Creative Technology LTD.
31 International Business Park
Creative Resource
Singapore 609921

> **Re: Creative Technology LTD.**
> **Form 20-F for the Fiscal Year Ended June 30, 2006**
> **File No. 000-20281**

Dear Mr. Hoo:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended June 30, 2006

Item 15: Controls and Procedures, page 52

1.   We note your chief executive and financial officers concluded that your disclosure controls and procedures are "effective to provide reasonable assurance that information required to be disclosed in this annual report on Form 20-F is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers,

as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

Consolidated Statements of Operations, page F-3

2.   We note that you include impairments of goodwill in the "other charges" caption for both the fiscal year ending June 30, 2006 and 2005. These charges should be presented on a separate line item for each year in accordance with paragraph 43 of SFAS 142. Future filings should reclassify these charges from "other charges" to a separate line item.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page F-7

3.   Your disclosure on pages 30 and 32 indicates that you have recognized substantial write-downs in flash memory inventory in fiscal years 2005 and 2006. However, it does not appear that you have disclosed the amount of losses resulting from these write-downs separately on the consolidated statements of operations or in the notes to your consolidated financial statements. Please tell us your consideration of providing this disclosure pursuant to ARB 43, Chapter 4, paragraph 14. In addition, it does not appear that you have separately disclosed the inventory write-down as an adjustment to reconcile net income to net cash provided by operating activities on your consolidated statements of cash flows. Please tell us where you have classified these write-downs in your statements of cash flows and how your classification complies with SFAS 95.

Revenue Recognition, page F-9

4.   Please clarify whether you apply the revenue recognition provisions of SOP 97-2 or SAB Topic 13 to each of the products disclosed on pages 19 and 20 of your filing. Since it appears that some or all of these products contain embedded software, please tell us how you evaluated paragraph 2 of SOP 97-2 to determine whether SOP 97-2 is required to be applied to your sales arrangements that contain software. If you conclude that sales of these products are not within the scope of SOP 97-2, provide your analysis of footnote 2 of SOP 97-2 to demonstrate that software is incidental to the products as a whole.

5.   We note from the Support section of your website that you provide "Software AutoUpdate", which appears to provide unspecified updates or enhancements to the software embedded in your products. If your arrangements are in the scope of SOP 97-2, clarify how you have evaluated paragraph 56 of SOP 97-2 when determining whether an implied post-contract customer support element exists in your arrangements.

6.   Your disclosure states that you "generally recognize revenue when persuasive evidence of an arrangement exists, title and risk of loss have been transferred, delivery has occurred, the price is fixed and determinable, and collection is probable." Clarify whether there are situations that you recognize revenue when all of these criteria do not exist. In this respect, your disclosure should clarify your specific revenue recognition policy for each type of element sold and avoid terms such as "generally." Your disclosure should also describe how you satisfy the revenue recognition criteria applied (e.g. clarify how you satisfy the delivery requirement). In addition, to the extent you enter into multiple-element arrangements, your disclosure should discuss the accounting policy for each unit of accounting as well as how units of accounting are determined and valued. We refer you to the disclosure requirements of SAB Topic 13.B and APB Opinion No. 22.

Note 3 – Balance Sheet Detail

Property and equipment, page F-11

7.   Your disclosure states that you review remaining estimated useful lives of machinery and equipment to determine if such lives should be adjusted due to likelihood of technological obsolescence. Clarify whether you also tested long-lived assets (including property and equipment) for impairment pursuant to the guidance of paragraphs 7 and 8 of SFAS 144 in fiscal years 2005 and/or 2006. If so, please tell us how your calculation of fair value of your long-lived assets complies with paragraphs 22 through 24 of SFAS 144. In addition, tell us your consideration for disclosing your long-lived impairment policy pursuant to APB Opinion No. 22.

Note 15 – Investments, page F-22

8.   We note your disclosure of your cost and equity method investments here and on page F-7. Please address the following comments with respect to your disclosure.

    •   Tell us your consideration of providing all the disclosures required by paragraphs 19 through 21 of SFAS 115 for your investments classified as available for sale.

    •   Tell us your consideration of providing all the disclosures required by paragraph 20 of APB Opinion No. 18 for your investments accounted for using the equity method. In addition, please provide the information required by this disclosure provision to us in your response for all equity method investments as of June 30, 2006.

Note 18 – Subsequent Events, page F-22

9.   Your disclosure indicates that the settlement terms included a requirement for Apple to pay you $100 million for a "paid-up license." Please tell us all of the significant terms in

this settlement agreement. As part of your response, please define the notion of a "paid-up license" and when you received or will receive the $100 million due from the settlement agreement. Please clarify the length of time that Apple is entitled to use your ZEN patent based on the terms of the settlement agreement. Clarify how you have and will account for this settlement agreement.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief